Via Facsimile and U.S. Mail
Mail Stop 03-09


April 27, 2005


Keith G. Myers
President and Chief Executive Officer
LHC Group, LLC
420 West Pinhook, Rd.
Suite A
Lafayette, Louisiana 70503


Re:	LHC Group, LLC
	Supplemental Response to Form S-1/A
      	Filed April 7, 2005
	File Number 333-120792


Dear Mr. Myers

      We have reviewed your response letter dated April 19, 2005 to our comment letter dated April 13, 2005. We acknowledge the various phone conversations held in connection with these issues subsequent to the receipt of this letter, and we have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A

Applicability of ASR to the Beta, HTAT and St. Landry`s Contingent
Put Options
1. We note that the Beta and HTAT equity derivatives become exercisable in the event that LHC Group LLC undertakes an initial public offering or is "sold, merged or otherwise acquired."
Please
confirm our understanding, if true, that during the April 25, 2005 conference call you represented that a legal standpoint the condition
"sold, merged or otherwise acquired" would be met in the event more
than 50% of the voting power of the company is transferred.
2. We note that the St. Landry option is exercisable if LHC Group
LLC
"undertakes and initial public offering or is acquired by a publically traded company." Please confirm our understanding, if true, that during the April 25, 2005 conference call, you represented that from a legal standpoint the condition "acquired by a publicly traded company" would be met in the event more than 50% of the voting power of the company is transferred.
3. If the answer to the two previous questions that a more than
50%
ownership transfer makes these options exercisable, it appears that these puts are mandatorily redeemable under the guidance provided in
ASR 268 because the change of control provision is outside the control of the company and its board. Please provide to us an analysis of the application of ASR 268 and EITF D-98 as it relates to the measurement criteria for these puts through the date of the completion of the initial public offering.

Requirement to Provide Article 11 of Regulation S-X Pro Forma Financial Information
4. Please provide a robust discussion of the whether the company believes that it is probable that the St. Landry`s will redeem their minority interest holdings upon the completion of the initial public offering. Please base this analysis of probability on the terms described in Financial Reporting Codification 506.02.c.ii.
5. Refer to comment 11 of the April 19, 2005 response letter. Based on this response, it appears that the company evaluated the need to provide pro forma financial information on each step acquisition separately. If the company determined that the St. Landry`s step acquisition is probable, it appears that each of these step acquisitions should be viewed as related businesses because they will occur based on the outcome of a single event, initial public offering. Please provide to us an analysis that addresses whether St. Landry`s, Beta, and HTAT should be considered related businesses.
If the St. Landry`s step acquisition is not probable, address this issue for the HTA and Beta step acquisitions. Specifically address the criteria discussed in Rule 3-05(a)(3)(iii) of Regulation S-X.

Appendix B Additional Disclosure
6. We note the proposed disclosure that the company included in its
March 25, 2005 letter as Appendix B. Related to this disclosure, we have the following comments:

a) Related to the $1.1 million that the company would be required to pay related to the St. Landry agreement, consider disclosing the number of shares and the stock price used to calculate this amount.
b) Consider disclosing this amount in the table at the end of the note instead of the $0 disclosed there.
c) The paragraph that describes the company`s accounting will need to be adjusted to reflect the results of its analysis based on our discussions and the company`s analysis requested in other comments.
d) Please clearly indicate that the put options related to the HTAT and Beta agreements are still outstanding related to the change of control provision and that they are only replaced related to the IPO contingency. It should be clear that there are three puts and two forwards outstanding related to these minority interests.
e) Consider disclosing the reasons for entering into these exchange agreements as well as a discussion of how the settlement amounts were determined.
f) The table indicates that the amounts disclosed in the last two columns represent the "fair value" of these instruments. Is it more appropriate to disclose these as the anticipated settlement amounts?
g) Along the same thought it seems that the put option values for Beta and HTAT would not be "N/A" but some other amount given that the put options are still outstanding.

Accounting for the Exchange Agreements
7. Did the Beta and HTAT forwards issued in the respective exchange agreements have a fair value at the date you executed the exchange agreement equal to the written put rights given up by the holders of those puts? Please fully explain your response.

We issued prior comments 5, 6 and 7 in our April 13, 2005 comment letter in continuance of our effort to ascertain whether the Beta and
HTAT forwards issued in the respective exchange agreements had a fair value at the date you executed the exchange agreement equal to the written put rights given up by the holders of those puts. We raised this as a potential issue because if, as certain of your prior responses suggested to us, the fair value at the date you executed the exchange agreement of the forwards in fact exceeded the fair value of the written put rights exchanged in their respective exchange transactions, then it appeared that such excess consideration would need to be accounted for in accordance with its substance. After evaluating your April 19, 2005 responses to comments 5, 6 and 7 it remains unclear to us whether the forwards and written put rights exchanged had equal fair value as of the exchange date. As we discussed in our telephone conferences on April 25th and
26th, we found certain of your prior responses confusing and consequently may have misunderstood what you were trying to convey.
In an effort to facilitate your response to our comment above, we provide below additional questions in italics followed by our understanding of the prior responses that prompted them. Please address the italicized questions as part of and to the extent necessary to comprehensively respond to the comment above.

a)
Are you asserting that the strike prices of the Beta written put and the fair value of the Beta shares underlying the written put are equal at any date? Similarly, are you asserting that the strike prices of the HTAT written put and the fair value of the HTAT shares underlying the written put are equal at any date? Please fully explain your response. If the strike prices do not equal the fair value of the underlying Beta or HTAT shares, please tell us how you considered the time value of the options in your analysis.

We understood from your March 25, 2005 submission that the Beta and
HTAT written puts, prior to the exchange agreement, had two strike prices - the "conversion share" formula and the "purchase price" formula. Upon exercise, the holder had the right to choose which strike price to apply. In your April 7, 2005 response 3 you state that "both formulas result in a fair value price in all possible scenarios." We read this response to imply that (A) the fair value of the Beta or HTAT shares underlying each put option equaled both strike prices of each put option and (B) that this relationship existed on any date. We continue to question how "both formulas result in a fair value price in all possible scenarios."

In your April 19, 2005 response 5a) and b) you state that the "purchase price" formula "appears to be non-substantive." It is unclear to us what evidence supports this assertion. For example, are you asserting that the "purchase price" formula was not a substantive, bargained for provision of the put right?

In response 5c) you state that "in all possible scenarios both the redemption ["purchase price"] and the conversion formula would result in a price that is either equal to or less than fair value." You also state that "HTAT has a fair value in excess of zero based on the future prospects of the business." It is unclear to us whether this means that you believe the strike prices of the Beta and HTAT written puts do not equal the fair value of the underlying shares.

b) Please tell us what the $0 and $680,000 amounts that you refer to for the HTAT written put represent and how you determined them. Similarly, please tell us what the $7.4 million and $6.0 million amounts you refer to for the Beta written put represent and how you determined them.

Your April 7, 2005 response 4 appeared to be inconsistent with your
April 7, 2005 response 3. Response 4 appeared to indicate that the strike prices (and thus fair value of the underlying Beta and HTAT shares based on our understanding of April 7, 2005 response 3) of the
HTAT and Beta put options was $0 and $7.4 million, respectively. It is unclear to us why the fair value of the HTAT shares would equal $0. It is also unclear to us from this response why the Beta holders would be willing to accept an amount less than the $7.4 million and why you would be willing to give the HTAT holders consideration in excess of $0 if both of these amounts represent the respective fair values of the Beta and HTAT shares held by the minority interest holders.

c) Please consider whether it would be helpful to reconcile the settlement date fair value of each of the Beta and HTAT forwards to
(A) the exchange date fair value of the Beta and HTAT written puts, respectively and (B) the expected IPO exercise date fair value of the
Beta and HTAT written puts, respectively.

In your March 25, 2005 letter, you indicate that upon settlement of the Beta forward, the holders will receive 450,000 common shares of
LHC Group, Inc. and cash equal to the IPO estimated offering price for 153,772 shares. You have also indicated that the estimated offering price was $10 per share. This implies that the expected settlement date fair value of the Beta forward approximated $6.0 million. Please tell us if our understanding is correct. Similarly, in your March 25, 2005 letter, you indicate that upon settlement of the HTAT forward, the holders will receive 68,036 common shares of LHC Group, Inc. This implies an expected settlement date fair value of the HTAT forward of approximately $680,360.

In a telephone conference on April 25, 2005, you indicated that upon an IPO, the original terms of the Beta and HTAT written puts required the respective holders to exercise within 20 days and 40 days respectively. You also represented that the time value associated with these periods was de minimus. This appears to suggest that the settlement date intrinsic value of the forward equals, in all material respects, the IPO exercise date intrinsic value of the put option.

d) Please more fully explain the application of the methodology you describe in your April 19, 2005 response 6 to both the Beta and HTAT put options.

In your April 19, 2005 response 6, you indicate that you compared the forward price to the fair value of the minority interest shares, discounting them back from the assumed exercise date, and then including a probability factor related to the resolution of the IPO contingencies. It is unclear which amounts resulted from the application of this methodology and what discount rate and probability factor were used. It is also unclear what the status of your IPO considerations was at the date you executed each exchange agreement.

e) Please clarify for us whether the amounts agreed to in the exchange agreement were based in any way on the conversion formula used to calculate the settlement value of the put option. Provide a more detailed discussion of exactly how the exchange agreement amounts were determined.

At one point, we were under the impression that the value agreed to on the exchange date was based one the conversion formula used to calculate the settlement of the put options. To this point the company in its April 19, 2005 letter made statements that seem to indicate the ultimate amounts were in some way based on this conversion formula. For instance in response 6 the company states that "estimates were developed to determine an expected fair value price under the put option based on estimated measures (that is, on a pro forma basis)" related to the HTAT agreement. In response 7, the company states that "Beta was projected to contribute a smaller portion of LHC Group`s EBITDA in the future." Both of these comments seem to indicate that the company may have been looking to the conversion formula in part to determine these amounts. If our understanding of this is correct, it is unclear whether the purchase price formula would have generated a different amount.

      You may contact Tabatha Akins, Staff Accountant, at (202)
824-
5547 or James Atkinson, Accounting Branch Chief, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at
(202) 942-1803.

								Sincerely,


								Jeff Riedler
								Assistant Director
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Mr. Keith Myers
LHC Group, Inc.
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